EXHIBIT 3 to Schedule 13D

September 4, 2007

Emmis Independent Directors

EMMIS Communications Corp.

One EMMIS Plaza

40 Monument Circle, Suite 700

Indianapolis, IN 46204

Cover letter

Dear Mrs. Bayh and Messrs. Leventhal, Lund, Nathanson and Sorrel:

The attached draft of a possible amendment to our recent 13D filing requires a brief introduction. First, under ideal conditions it will never be filed. Obviously, for that to happen the Emmis Board of Directors and the partners of Martin Capital Management—in our capacity as fiduciaries—must come to a mutually satisfactory meeting of the minds regarding the future of Emmis. We fully understand the limits of your authority within the current ownership arrangement and the difficulties in making it a more equitable, democratic structure. We also are aware that you are members of the Board of your own volition; implicit in that commitment are certain unspoken powers that the group possesses. You need no further elaboration on that point from me. Having studied your bios, I am duly impressed with your superb credentials including, in a number of cases, your extensive familiarity with the industry. I am sure your integrity and honor, among other traits of exemplary character, are the equal of your other attributes. It is those traits that—to the extent that they set the tone of the dialogue—will, above all else, determine the outcome.

As Exhibit 1 makes clear, ever since the Emmis Chairman and CEO made his offer to take the company private in May 2006, the undersigned, long intrigued with both the best and the worst in corporate governance, spent countless days researching and writing on what appears to have been and continues to be corporate, ethical malfeasance at Emmis, largely emanating from the Company’s asymmetrical agent/principal relationship, which has been in place since the IPO. Any organizational construct where the agent’s minority economic interest is asymmetrically conflicted with majority voting control, entrenchment and the abuse of power and privilege are the likely results unless, in the rarest of instances, the agent is of impeccable moral and ethical character.

300 Junior Achievement Drive, Suite 301

Elkhart, IN 46516

Phone 574.293.2077 ■ Fax 574.293.2153

www.mcmadvisors.com

At Emmis two detrimental consequences can be traced to this asymmetry. First, the Chairman and CEO, ostensibly accountable to no one but himself,1 has managed Emmis according to his own whims and fancies and, as the record makes clearly evident, at the expense of optimizing its value for all the owners, including himself. Second, because of the power he possesses he has not been held accountable under the customary agent/principal relationship rules and, more subtly, the ultimately irrefutable Law of the Harvest: You reap what you have sown.

As for the absence of a system of checks and balances to protect against the abuse of unrestrained freedom, Benjamin Franklin observed: “Only a virtuous people are capable of freedom.” In like manner, someone else once said: “Integrity needs no rules.” Reason and conscience often fall victim to unbridled freedom. Freedom is not without limits; anarchy ensues when one person’s freedoms are allowed to encroach upon another’s. There is unrest at Emmis but not yet upheaval. At grave, ultimate risk to the owners of the Company, the Emmis Chairman and CEO does not appear to fully understand this most basic tenet of an interconnected civil society. We trust that the Board sees what the Chairman and CEO is apparently incapable of seeing.

To paraphrase Thomas Paine and Abraham Lincoln, “What goes around comes around.” Iniquity exists only so long as it is tolerated. Not wanting to appear melodramatic but rather steadfast in purpose, so long as iniquity exists at Emmis I will persevere. As a former naval officer I humbly, but nonetheless resolutely, quote John Paul Jones: “I have not yet begun to fight!”

Respectfully,

Frank K. Martin, CFA

Senior Partner

Attachment

[1]

With Emmis selling for $6 in the marketplace, valuing shareholders equity at a pathetic $220 million, perhaps there is a greater natural or moral law at work so overarching that even Mr. Smulyan cannot ultimately escape accountability—a law with which he does not yet appear to be familiar.

September 4, 2007

Emmis Independent Directors

EMMIS Communications Corp.

One EMMIS Plaza

40 Monument Circle, Suite 700

Indianapolis, IN 46204

Draft for Independent Board Members

Dear Mrs. Bayh and Messrs. Leventhal, Lund, Nathanson and Sorrel:

The following letter1 amends our 13D filing with the U.S. Securities & Exchange Commission on August 10, 2007. As a public document it is likely to reach a broader audience than the Board of Directors of Emmis. As the second-largest shareholder of Emmis, as qualified below, owning about two thirds of the number of shares, irrespective of class, in the name of Chairman and CEO Mr. Jeff Smulyan, we have paid dearly for the opportunity to speak to and in certain cases on behalf of the majority owners. The opinions expressed are, of course, those of Martin Capital Management alone.

Not to detract from the seriousness of this letter but, rather, to encourage the reader to abide with us through its obligatory tedium, whatever alleged human vice or folly exposed in this letter will, occasionally, be addressed satirically. Sometimes approaching from the flank through irony or wit is more effective and less strident than storming the palace. Besides, the intent of this letter is to appeal to those virtues that Adam Smith extolled in the Theory of Moral Sentiments. Moreover, what the record reveals over the history of the post-1994 period of Emmis’ existence as a public company, when viewed chronologically in summary form, must be ameliorated or modified in some fashion to avoid exposing the investor/reader to the equivalent of post-traumatic stress syndrome.

Though reference will be made to Emmis’ history as a public company, it will be presented primarily as prologue.2 Presumably we were aware of the Company’s operating performance record up to the time we started buying shares shortly after the September 11

[1]

Included in Exhibit 1 by reference are the SEC filings, published articles, and letters to members of the Board of Directors of Emmis Communications Corp. Most of the above can be downloaded from the Martin Capital Management, LLP, website: www.mcmadvisors.com.

[2]

Exhibits 2 and 3 provide statistical information for the reader to use in judging the extent to which the Emmis Board of Directors and the Company’s management were able to add to or detract from the intrinsic worth of the Company over the 13 years.

300 Junior Achievement Drive, Suite 301

Elkhart, IN 46516

Phone 574.293.2077 ■ Fax 574.293.2153

www.mcmadvisors.com

terrorist attack in 2001. Decisions and events subsequent to our first purchases—since we had no advanced knowledge of or any influence over them—are far more pertinent to this letter.

* * *

In our 13D filing Martin Capital Management disclosed its history of open-market share purchases since our last filing, including most recently the acquisition of 472,000 shares on August 6–8 at prices averaging less than $5.50 per share. Although we have become increasingly disillusioned long-term investors, we were attracted to Emmis in the first place because there appeared to be a significant disparity between the stock’s market price and its intrinsic worth. The 3,209,815 Common Shares (approximately 9.8% of Common Shares outstanding) covered by this Schedule 13D were purchased by MCM on behalf of its investment management clients and certain partner/employee and pro bono accounts beginning September 28, 2001—almost six years ago—with the last taking place on August 8, 2007. We expended approximately $39.5 million (cost basis adjusted at $1.40 per share, as per the special dividend paid by the Issuer on November 22, 2006). While of small consolation to us and our clients, our average cost is nominally $12.31. For cash-flow purposes we treat the entire $4 dividend as a return of capital to shareholders, which effectively lowers our average cost another $2.60 to $9.71. Given the amount of capital employed and the amount of time it has been ill-invested, and using the 10-year U.S. Treasury note yield as a cost of capital (which, needless to say, is well below high risk-adjusted actual cost), Emmis, at this time and at the current market price, has the singular distinction of being the worst long-term investment ever made by Martin Capital Management. Shame on us. Naïve trust may say nearly as much about our weaknesses as it does about those who betrayed it.

Following are some of the key events or decisions made by the Board since we joined the ranks of Emmis shareholders.

The Aborted and Ill-Fated Foray into Television: 1998–

Emmis invested in the television business through four separate transactions from 1998 to 2000 at an aggregate cost approximating $1.1 billion—and subsequently sold 15 of 16 stations for approximately $1.2 billion. Clearly, shareholder value was not enhanced as a result of the foray in the television. Perhaps more to the point of capital allocation, however, was the faulty logic that led Emmis into the business in the first place—the assumption that the Company could take its local research, marketing, and sales capabilities learned in the radio business and apply them to television. The Company also spoke of redefining the relationship between the networks and affiliates. While we have no doubt that the Company did, in fact, improve some of the operations, the time and money spent on network/affiliate digital-conversion issues were a tremendous consumer of management time and resources. The Company’s vision for television proved illusory.

The Thwarted Washington Nationals Purchase Offer (officially disclosed Emmis interest in September 29, 2005, conference call)

Speaking of management distractions, the pursuit of the Washington Nationals baseball team by Mr. Smulyan, using Emmis capital, is another example of mind-boggling misjudgment, coming as it did on the heels of the TV fiasco. The stock peaked at over $24 per share in the summer of 2005 on the news of the spin-off of the television assets. The financial markets were highly sensitive to how the Company might utilize the proceeds from the sale of the TV assets, and the market reaction over the next several months was hardly a vote of confidence. This period of time (perhaps coincidentally, but we think not) marked the end of relatively good performance in the radio group. The last year and a half has seen significant ratings declines and other management turmoil in a number of the Company’s most significant properties. We believe that management inattention in the pursuit of the Nationals and the sale of the TV stations played some role in the eventual erosion in the relative performance of the radio group.

The Dutch Tender Offer: May 2005

We have always followed the simple principle “Make your purchase so attractive that even a mediocre sale gives good results.” If you examine the stock chart (Exhibit 2) from the Company’s IPO in 1994 to date, it would appear that our average purchase was relatively attractive. Since we began purchasing Emmis shares in the fall of 2001 they never traded below $10 until the stock went “ex” a $4 dividend in November 2006. As recently as May 10, 2005, the Emmis Board of Directors authorized a huge Dutch tender offer, ultimately purchasing 20,250,000 of Class A shares at $19.50 per share, for a total cost of $394.9 million. The Class A shares accepted for purchase represented approximately 39% of Emmis’ 51,955,872 Class A shares issued and outstanding as of June 13, 2005. As a result of the completion of the tender offer, Emmis advised that 31,769,105 Class A shares were then issued and outstanding. With a purchase price of $19.50 (near the top of the advertised range of $17.25 and not greater than $19.75) and the total number of shares purchased being the maximum authorized, we concluded (logically, or so we thought) that the Board, in its educated and experienced judgment, must have believed that the business was worth far more than $19.50 per share. To favor the exiting shareholders at the expense of those who remained, including Mr. Smulyan and the Directors, while not uncommon these days in corporate America where comparatively few shares are owned by insiders, it’s relatively rare where the chairman/CEO owns as many shares as Mr. Smulyan. This action, at least on its face, gave further evidence from the corporate body that should presumably know more about Emmis than anyone else—the Board of Directors—that our average purchase price at that point still qualified as “attractive.” We took into account the implicit endorsement of the Board and did not tender our shares.

Admittedly, our initial reaction was curious if not skeptical upon reading Amendment No. 3 to the offering, filed June 6, 2005, which gave notice that the CEO’s voting percentage increased from 49% to 60% as a result of the offer and, as such, required Change of Control approval from the FCC. Upon closer inspection we made a discovery that gave rise to more serious doubts about motives. While 49% seems only a hairsbreadth away from 50%, the devil is in the details. Mr. Smulyan’s 49% was represented almost entirely by his exclusive ownership of the super-charged 4,879,784 Class B shares (10 votes per share, versus 1 vote for each Class A share), plus a relatively minuscule 155,703 Class A shares out of the total Class A and B shares votes outstanding of 100,892,525 prior to the offer. (Mr. Smulyan also disclosed 700,001 Class B shares represented by stock options exercisable currently or within 60 days of May 6, 2005.) However, they were well out of the money with an average exercise price above $27.80. Since there was no other way to get the high-powered Class B shares into Mr. Smulyan’s hands without violating stock-option repricing rules, absent the tender offer and the corresponding 39% reduction in Class A shares outstanding, Mr. Smulyan would have had to purchase roughly 1.67 million Class A shares, presumably in the open market. If we use the tender price of $19.50, Mr. Smulyan would have been obligated to expend roughly $32.5 million of his own funds to boost his voting percentage from 49% to 50.1%. Based on subsequent personal financial disclosures, it might not be too far-fetched to presume that Mr. Smulyan didn’t have that quantity of funds available. Moreover, an ingenious fellow would certainly find a less-costly (for himself, need we add) way to just creep over the crucial 50% hurdle. To the extent that there was more than one driving motive behind the tender offer, we cannot know with certainty. At the time we thought the offer was far above a bargain purchase, as the response to the offer appeared to confirm, but sufficiently below what the business was worth as a sum of its parts. We have owned companies where share repurchases were accretive to those shareholders who remained. Unfortunately, we grievously erred at Emmis, the Board’s blessing notwithstanding. Whether the tender-offer decision, including its price, was influenced by Mr. Smulyan’s desire for voting control and a comfortable margin beyond (in that action alone Mr. Smulyan may have displayed prescience; given the steady decline in the business thereafter, he bought himself a margin of safety in terms of voting control in the event that additional equity capital would someday be needed), using shareholder capital and not his own, we can only wonder, leaving such judgments of intent and character to the reader.

Regardless of whether you believe it was malice aforethought or mere coincidence, Mr. Smulyan’s possession of the voting trump card, bought at enormous expense to the remaining shareholders as noted below, came in quite handy nine months later. On the heels (four days to be precise) of being rejected in his bid to buy the Washington Nationals baseball franchise, the CEO filed his controversial offer to take Emmis private at $15.25 on May 8, 2006. The offer gave a new and most disconcerting meaning to the otherwise tried-and-true expression “mediocre sale.” It was that provocative unilateral action, worded with brazenness and unconscionable insolence—effectively a mockery of the moral sanctity of the agent/principal relationship—that brought the undersigned to his figurative feet. The bond of trust that customarily exists between an agent (CEO Smulyan) and the Company’s principals (in this case the shareholders who owned more than an 84% economic interest in the Company) had been violated seemingly without giving it a thought—not unlike the king who, with a slight move of his hand, causes the guillotine blade to fall on the hapless victim of monarchial indifference. On behalf of clients (the disenfranchised majority) and the cause of capitalism itself, the time had come to take pen in hand.3 Following the advice of Mahatma Gandhi, “One needs to be slow to form convictions, but once formed they must be defended against the heaviest odds.”

[3]	See Footnote 1.

What goes around comes around. With the benefit of hindsight, had the $400 million tender offer not been made two years ago and the total number of shares outstanding remained at 56.1 million, at today’s depressed price Mr. Smulyan would be in a far better position to make a bargain-purchase “go private” offer. Of course, on closer inspection one finds a small fly in the ointment: Mr. Smulyan would not have the votes! Alas, I’m reminded of the Robert Burns quote (paraphrase): “The best-laid plans of mice and men often go awry.”

Postmortem—Mr. Smulyan’s ‘Go Private’ Offer: May 8, 2006

After four months of deliberation, and at considerable and largely unnecessary cost to the shareholders4 in time and money, the Company’s 10-Q, dated October 10, 2006, summarized the sorry affair from start to finish.

On May 8, 2006, Emmis announced that ECC Acquisition, Inc., an Indiana corporation wholly owned by Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and controlling shareholder of the Company, had made a non-binding proposal to acquire the outstanding publicly held shares of Emmis for $15.25 per share in cash. The proposal stated that the purchaser intended to invite certain other members of the Company’s management to join the purchaser to participate in the transaction. In the proposal, Mr. Smulyan also made clear that, in his capacity as a shareholder of the Company, his interest in the proposed transaction was to purchase shares of the Company not owned by him and that he would not agree to any other transaction involving the Company or his shares of the Company. In response to the proposal, the Board of Directors of Emmis formed a special committee of three independent directors, namely, Peter A. Lund, Frank V. Sica and Lawrence B. Sorrel, to consider the proposal. [For reasons undisclosed, Mr. Sica, 56, decided not to stand for re-election at the February 13, 2007, annual meeting. Mr. Sica, an investment banker with impressive credentials, joined Tailwind Capital, a private equity firm focusing on control investments in middle-market media/communications among other industries, in January 2006. As a result he was reunited with longtime associate Lawrence B. Sorrel, who remains on the Emmis Board and will be up for re-election in 2008.] The special committee selected its own independent financial and legal advisors and appointed Mr. Sica to serve as its chairman. Mr. Smulyan and other directors of Emmis that are members of management did not participate in the evaluation of the proposal. On August 4, 2006, the Company received a letter from ECC Acquisition, Inc. withdrawing the proposal. Subsequently, Mr. Smulyan and his advisors at various times discussed with directors who served on the special committee and/or their advisors the withdrawn proposal and whether Mr. Smulyan or ECC Acquisition, Inc.

[4]	Including the undersigned, who spent countless hours researching and writing to defend the rights of the majority against the oppression of the minority.

would make a similar going private proposal. Those discussions included exploration by Mr. Smulyan of the directors’ views of a potential reinstitution of the proposal at a price of $16.80 per share in cash. Those discussions were discontinued on or around August 31, 2006, without a new offer being made. The special committee is no longer active, but a consolidated lawsuit filed in Marion County (Indiana) Superior Court on behalf of Emmis shareholders seeking injunctive relief and damages in connection with the offer, as well as class action status, remains on file with the Court. The Company believes the withdrawal of the proposal makes the lawsuit moot.

The ‘Special’ Dividend: November 2006

Two recent actions by the Board of Directors have given us pause. First was the Special $4 Dividend paid in November 2006. The November 2, 2006, press release title read:

EMMIS DECLARES SPECIAL CASH DIVIDEND ON

COMMON STOCK

Indianapolis—Emmis Communications Corporation (Nasdaq: EMMS) today announced that its Board of Directors has declared a special cash dividend of $4 per share payable pro rata to all holders of the Company’s common stock, with a record date of Sunday, Nov. 12, 2006, and a payment date of Wednesday, Nov. 22, 2006.

“The $4 per share dividend, the first dividend on our common stock in Emmis’ 25-year history, demonstrates our commitment to creating shareholder value and our enthusiasm about what lies ahead for our core radio and publishing businesses [italics added],” Emmis Chairman and CEO Jeff Smulyan said.

We did not see the dividend as the optimal use of shareholder resources and were flummoxed by Mr. Smulyan’s explanation. The key phrases are italicized above. First, having become chronically skeptical about Emmis’ capital-allocation decisions, the questions “Why?” and “Why now?” came immediately to mind. Second, we have not been able to make a logical connection between the distribution of more than $150,000,000 in precious shareholder cash and the fact that the dividend “demonstrates our commitment to creating shareholder value.” Perhaps someone will be able to explain to us the missing link in that thought process. We trust the answer that might be proffered is not that by “gearing up” the Company to pay the dividend, the management, effectively pointing the financial gun at its own head, is finally moved to do something to create value. We admit we aren’t familiar with that type of perverse brinkmanship as a form of incentivizing management. Finally, we sank farther into the morass of confusion by the concluding statement: The dividend “demonstrates … our enthusiasm about what lies ahead for our core radio and publishing businesses.” How, we wonder, could the CEO’s enthusiasm go from wax to wane seemingly overnight? Radio, unlike so many recent innovations in communications technology, is not the new kid on the block. It was around well before the founding of RCA in 1919, and its storied past, no matter how interesting and perhaps tangentially relevant, is, of course, not specifically germane to this letter. To be sure, new technologies have invaded the radio market, but the competitive rivalry began long before Mr. Smulyan’s upbeat assessment of the industry less than nine months ago. Mr. Smulyan’s “tune” has certainly changed over the last several quarters, in no small part due to continued market-share losses in the Company’s largest markets.

On April 18, 2007, we wrote each member of the Emmis Board of Directors, expressing our concerns about the $4 special dividend.

The $4 special dividend paid in November is but the latest in questionable capital allocation decisions, which remains our single biggest concern about strategic decision-making at Emmis. The only positive aspect to the distribution is that it was equitable: Mr. Smulyan found himself in the unlikely position of being at parity with the majority owners when it came to distributing corporate assets. Even the motives behind the dividend are suspect in that the action was out of character: to wit, Mr. Smulyan’s earlier initiatives, such as the proposed going private transaction in the spring of 2006 and his rhetoric subsequently, have openly and brashly betrayed his intent to enrich himself at the expense of the majority shareholders. At this time we can only speculate about the true motives behind the dividend.

Within two weeks of our April 18 letter the May 2, 2007, annual 10-K report arrived and shed a more sinister light on possible motives.

In Note 4. of the annual 10-K, the following disclosures were made under the heading: “SHAREHOLDERS’ EQUITY.”

On November 2, 2006, the Company’s Board of Directors declared a special one-time dividend of $4 per common share to shareholders of record as of November 12, 2006. The dividend was paid November 22, 2006, which reduced shareholders’ equity by $150.2 million. The dividend also was paid to holders of unvested restricted stock, resulting in excess tax benefits of $600,000, which is reflected in additional paid in capital in the accompanying consolidated balance sheet as of February 28, 2007.

All of the Company’s outstanding stock-option awards contained anti-dilution provisions that required an equitable adjustment to reflect the change in the share price on the November 24, 2006, ex-dividend date.5 The equitable adjustment approved by the

[5]

Excerpt from the Emmis 8-K report filed November 7, 2007: “… These adjustments are intended to comply with Sections 409A and/or 422 of the Internal Revenue Code and are intended to avoid dilution or enlargement of the rights of any grantee. For outstanding stock option awards, both the exercise price and number of shares will be adjusted. The exercise price will be adjusted by dividing the current exercise price by the pre-dividend fair market value, then multiplying that amount by the post-dividend fair market value. The number of shares will be adjusted by multiplying the number of shares covered by the original option grant times a fraction, the numerator of which is the pre-dividend fair market value and the denominator of which is the post-dividend fair market value. A similar adjustment will be made to shares being acquired under the Employee Stock Purchase Plan, but no adjustments are necessary for previously granted restricted stock awards since they will receive the dividend payment. For stock options and restricted stock to be granted in the future pursuant to employment agreements or certain other compensation arrangements, the number of shares (but not the exercise price) will be adjusted by multiplying the number of shares originally to be awarded by a fraction, the numerator of which is the pre-dividend fair market value and the denominator of which is the post-dividend fair market value. The Committee has directed management to effect the adjustments promptly after the ex-dividend date, which is the date on which the pre- and post-dividend fair market values can be determined. We have been advised by Nasdaq that the ex-dividend date will be November 24, 2006.”

Compensation Committee of the Company’s Board of Directors was consistent with the requirements of the Internal Revenue Code6 and resulted in no incremental non-cash compensation expense under SFAS No. 123R.

The effect of this anti-dilution adjustment caused the options outstanding to increase from 5,192,799 to 7,597,933 and the weighted average exercise price to fall from $24.60 to $16.82. Alas, this was financial alchemy carried to extremes—and right under our noses. Once again, shame on us. If you keep the company of pickpockets, it seems disingenuous to complain when your wallet comes up missing. Nonetheless, we’re not making this story up. Using the proceeds from television and radio asset sales, Emmis made a $150 million pro rata distribution of cash to shareholders, of which approximately $20 million was paid to Jeff Smulyan for purposes about which we can only speculate, and voilá, the number of options outstanding were automatically adjusted upward by 46%, while the average exercise price dropped by $7.78 or 32%. With considerable experience with options traded on the CBOE (Chicago Board Options Exchange), where the strike prices reset after special dividends in a more understandable way, we find ourselves scratching our heads in disbelief. Ringing in our ears are the oxymoronic words of Mr. Smulyan: “[The dividend] demonstrates our commitment to creating shareholder value.”

Looking back now with 20-20 hindsight, had we been aware on November 2, 2006, of the special dividend’s magnified effect on repriced and increasing executive stock options outstanding, we would have protested loudly. Whether it was sleight-of-hand or mere coincidence, we cannot say with certainty. However, a pattern of systematic deceit has been well-established at Emmis, and the burden of proof therefore does not seem to be ours. Sadly, even the layering on of additional options at lower exercise prices does not favor a management whose behavior would suggest that it may be incapable of “creating shareholder value.” Of what good is restriking an option price from $24.60 to $16.82 if the stock sinks lower and lower, currently selling for $6? Had Board members realized the progressive diminution in value that was to take place during the Smulyan monarchy, perhaps they might have considered an executive put stock option program instead.

Additionally, new requirements regarding proxy disclosures left us wondering if there was some connection between the dividend and Mr. Smulyan’s personal need for cash. It is our understanding that Mr. Smulyan had used Emmis stock for some time to collateralize personal loans. The new disclosure rules simply require that such

[6]

Phrases like “approved by the Compensation Committee of the Company’s Board of Directors” and “consistent with the requirements of the Internal Revenue Code” begged the question: Was the action the board was taking mandatory and, if not, was it deemed in the best interest of all shareholders?

information be made public through the proxy. The following is extracted from the Proxy dated June 8, 2007 (the following proxy footnote refers to shares in which Mr. Smulyan has an interest).

[Mr. Smulyan’s ownership of Emmis] … consists of 4,930,267 shares owned individually and 2,487,447 shares represented by stock options exercisable currently or within 60 days of May 2, 2007. Of the shares he owns individually, Mr. Smulyan has pledged an aggregate of 3,284,258 to secure two bank lines of credit. The lines of credit are subject to certain customary default provisions. If Mr. Smulyan defaults on the lines of credit and the pledges are foreclosed, the sale of the shares by the pledgees could result in a change in control of the company [italics added].

On May 2, the cutoff date for the proxy, Emmis shares traded in the market at a shade over $10. While we weren’t privy to the exact particulars of the loan arrangement, other collateral that might be pledged, or precisely what maintenance margin requirements apply, with Emmis selling at approximately $6 it may not be a stretch to conclude that either the banks or Mr. Smulyan may feel the pressure that leverage eventually exacts. Of concern to us is that if the CEO has his back up against the financial wall his judgment, as is often the case when such circumstances exist, may be impaired. Moreover, should the banks find it necessary to do as the footnote specifies, and there is a change in control, a hostile offer at a price suitable neither to Mr. Smulyan or to the majority shareholders is more likely to take place. As always, Emmis abounds with ironies. By stretching the limits of leverage (if that in fact is what has happened), Mr. Smulyan could unintentionally find himself in the same boat as the majority shareholders, a boat that could resemble Swiss cheese below the water line.

Shareholder Proposal—Interpretation of the Vote: August 8, 2006 (proxy)

The shareholder proposal is included here in its entirety so that the results of the voting, included in the 10-K some months later, can be interpreted in context.

PROPOSAL 3: SHAREHOLDER PROPOSAL REGARDING

ADOPTION OF A RECAPITALIZATION PLAN

One of our shareholders, Mr. Frank K. Martin, has submitted a letter to us requesting that the proposal set forth below be submitted to our shareholders for consideration at the annual meeting. Mr. Martin has stated that he, or someone acting on his behalf, intends to introduce the following proposal at the meeting. Mr. Martin’s address is 300 Junior Achievement Drive, Suite 301, Elkhart, IN 46516. He beneficially owns 2,586,723 shares of Class A common stock (approximately 8.0% of the outstanding shares of Class A common stock, representing approximately 3.2% of the total voting power of our outstanding shares). Our board of directors is not making a voting recommendation regarding this proposal for the reasons set forth following the proposal.

In accordance with applicable rules of the Securities and Exchange Commission, we have set forth Mr. Martin’s proposal below, for which we accept no responsibility.

Proposal

RESOLVED: That the shareholders of Emmis Communications Corporation (“the Company”) request that the Board of Directors take the steps that may be necessary to adopt a recapitalization plan that would provide for all of the Company’s outstanding stock to have one vote per share.

Mr. Martin’s Supporting Statement

The Company has two classes of common stock—Class A and Class B. According to the Company’s latest proxy statement (page 2), each share of Class A stock is entitled to one vote, each share of Class B, ten votes. On most matters that come before the shareholders, the votes of Class A and superior voting Class B are aggregated.

The Company’s 2006 amended 10-K report also reveals that, on the basis of his ownership of 147,533 shares of Class A and 4,929,881 shares of Class B, Jeff Smulyan, the Company’s Chairman and CEO, controlled approximately 60.4% of the total voting power of all the Company’s shares, even though he owned only 13.7% of the total A and B shares outstanding. These numbers exclude 1,500,000 Class B Stock Options (a class of stock option historically issued exclusively to Mr. Smulyan) primarily because they’re substantially “out of the money.”

Such disparity in voting power and economic interests becomes contentious when it provides the irrevocable means for the perpetual entrenchment of a manager whose record may not otherwise warrant such a privileged “untouchable” status. Furthermore, dual-class shares permit a minority economic owner, such as Mr. Smulyan with his ownership of superior voting Class B shares, to disregard the interests of the majority owners who are essentially powerless to oppose. The one share/one vote standard of American democracy has been suspended for far too long at Emmis. The inequality is further compounded when the CEO (normally the “agent”) is, through the skewed voting power of the different share classes, also the “principal.” The traditional system of checks and balances, common to the management of most organizations, is thereby abrogated. It is our belief, based on Mr. Smulyan’s record as CEO and Chairman of Emmis, that he has not earned the right to be above accountability to the majority owners of the Company.

Due to word limits on shareholder proxy proposals, additional information regarding the many published articles on the subject—including all known public statements on the matter made by Mr. Smulyan—may be viewed on the Martin Capital Management website (www.mcmadvisors.com).

Finally, under the current ownership structure, despite a compelling argument for the Board of Directors at Emmis to recommend that shareholders vote in favor of this proposal, Mr. Smulyan, with 60.4% of the votes, can still carry the day. Nonetheless, if the Board of Directors endorses the proposal and a majority of the Class A shareholders cast their votes accordingly, Mr. Smulyan may win the battle (a Pyrrhic victory perhaps) for absolute control of Emmis but in the process further estranges himself from directors and shareholders alike, increasing the likelihood that he will in due course be held accountable.

Statement by Board of Directors in Response

Emmis’ board of directors has reviewed the proposal set forth above and has determined to make no voting recommendation to shareholders. Our company’s voting structure has been in place from the day it went public more than 12 years ago. The Class A common stock is publicly traded on Nasdaq and the Class B common stock is held by our company’s founder, Jeff Smulyan. In general, the two classes vote together on all matters, with the Class A common stock entitled to one vote per share and the Class B common stock entitled to ten votes per share (except in certain specified situations). Shareholders may debate the merits of the voting structure, but Indiana corporate law makes it clear that neither the board nor any one class of shareholders is entitled to change the our company’s voting structure without the consent of the other classes of shareholders. The approval of the Class B shareholders, voting as a separate class, would be required to approve a recapitalization plan of the type suggested by this proposal. Mr. Smulyan, as the sole holder of the Class B common stock, has advised the Board that he would vote against such a recapitalization plan. Accordingly, the Board believes that this proposal is moot.

Tally of the Votes: May 2007

In the annual 10-K filed on May 11, 2007, the Company released the votes on the above shareholder proposal. Mr. Smulyan’s votes totaled 49,446,408, all of which were presumed to have been voted against the proposal, leaving 940,175 votes against from other shareholders, some of which may have come from board members. If7 we add the Broker Non-Vote totals to those who voted for the proposal—and assume that those who did not return a proxy (estimated to be 3,708,651, based on total Class A eligible less the shares voted for or withheld from Mrs. Evan Bayh) realized the futility in voting at all (and we thus hypothesize that if they had voted it would’ve been for the proposal)—the

[7]

Given the nature of the proposal (and I believe that the “for” vote would only strengthen the relative position of the Class A majority shareholders), we feel on safe ground in taking the position that it’s incumbent upon those who disagree with our reasoning and methodology to present their arguments against the cogency of ours.

possible votes for the proposal may have totaled as much as approximately 30,349,400 out of 32,380,282 or 94%. Apart from Mr. Smulyan’s Class A share of votes and directors who may have been reluctant to register a vote against their chairman on an issue they considered “moot,” we are at a loss to explain why the remaining 3% or 4% didn’t vote for the proposal. Nonetheless, we consider the results to be a popular-vote landslide and a clear mandate to the Board. Unfortunately, Emmis is governed with the equivalent of an electoral college, with one member whose power is so great as to overrule the near unanimous vote of the majority owners. Oh, democracy, where art thou to stem the tide?

Shareholder Proposal Votes

For	Against	Abstain	Broker Non-Vote
16,259,869	50,386,583	943,142	10,380,880

As we understand it, the Broker Non-Vote reflects those shares held in “street name” by a broker who typically is instructed to vote for directors but neither in favor or against shareholder proposals. If we assume that Mrs. Bayh received all the votes of shares registered in street name, as well as 12,208,182 votes from shares registered otherwise, she received 38% of the total Class A share votes—”by” all appearances, not a resounding endorsement ... However, Emmis shareholders are not permitted to vote against a director. Accordingly, a single vote for Mrs. Bayh assures her of re-election. There appears to be a double standard regarding the “democratic” process in the Bayh household!

By Nominee	For	Withheld
Susan B. Bayh	22,589,062	6,082,569

Stock Repurchase Authorization: August 8, 2007

Given the emerging credit crisis, to say nothing of the poor performance of the Company’s radio operations, we think it imprudent for the Board to go farther into debt. Perchance the board is privy to information that outside shareholders are not. For instance, perhaps further asset sales (particularly at two large market radio stations that are performing particularly poorly), or a significant turnaround in broadcast cash flow may be in the offing. Second, the $50 million authorization seems more an attempt to influence the stock price—and perhaps its value as collateral—than a bona fide initiative to shrink the number of shares outstanding at a possibly distressed price.8 At current prices the $50 million would retire an impossibly large (given the trading volume) 26% of the Class A shares outstanding.

[8]

The word “possibly” is used intentionally in this instance. Heretofore every reference to a possible bargain price has proved to be grossly optimistic. Given management’s capacity for systematically dissipating shareholder value over time, $6 may not constitute a bargain price—unless something is done to stop the financial hemorrhaging.

Precipitous Decline in Stock Price Since July and August 2007

We can only presume that the credit available for shaky deals (like another Emmis “go private” transaction) is at least temporarily unavailable. If that is the case, it looks like the credit markets, and not Mr. Smulyan, sent the arbitrage hedge funds running. The good news, hanging as it is by a thread, is that the price may be reasonable assuming the Company does what it has long promised but failed to deliver: create shareholder value. Getting there by traditional means—improving operations—in the headwind environment likely before us is problematic at best.

What’s a Board to Do?

While deeply disturbed that deeply entrenched CEO Mr. Smulyan continues to dissipate shareholder wealth, concurrent with using his absolute powers to attempt to disenfranchise the helpless and increasingly hopeless majority owners of the Company, we have never doubted his devotion to Emmis and to radio. We have never questioned his passion for the industry to which he has devoted his professional life, but we continue to have nagging concerns about how that passion is expressed. Mr. Smulyan’s perception that “Emmis is my company” does not square with the reality of legal ownership. We fear that emotion often overcomes rationality in his business judgments. After all these years, it’s increasingly evident that we, the principals, are reaping what he, the agent, has errantly sowed.

Exhibits 2 and 3 tell the same story from two separate perspectives. One of Benjamin Graham’s more famous quotes is: “In the short run the market is a voting booth; in the long run it is a weighing machine.” Exhibit 2 is the history of Emmis’ stock price from the IPO in 1994 to date. It speaks for itself. Exhibit 3 measures the economic results of the investment from a cash-flow point of view. Beginning with the post-IPO equity market value of Emmis of approximately $150 million, to which additional equity contributions are added and from which distributions to shareholders are subtracted, investors have effectively contributed $288 million more over the life of the Company than they have received in distributions. Were we to factor in the time value of money, the results would be much worse: The contributions of capital were in the earlier years, while the two major distributions to shareholders occurred the last several years. Moreover, taxes on distributions to shareholders are not considered. The equity market value as of August 31, 2007 was $237 million. The 13-year holding period return for original investors is an annualized compounded return of approximately 2.2%. Of course, this was all made possible because the Company raised $686 million in three secondary offerings at an average per share price above $26. The internal rate of return from all effective equity cash flows is a negative 0.8%. Investment of the same cash flows at a hypothetical 5% annual return would have produced an ending equity market value in excess of $670 million, nearly triple the current equity value generated by those who managed Emmis.9

[9]

During the 13 years of foundering Emmis fortunes, Chairman and CEO Mr. Smulyan did not share a similar personal fate. For his efforts, irrespective of their positive or negative contribution to enhancing shareholder value, Mr. Smulyan received over $16,000,000 in salary and bonuses. In addition, he was awarded almost 3 million options. He sold Class A shares (often by converting his nonmarketable Class B shares into salable Class A shares) intermittently over the Company’s public history. Even we found the task of estimating Mr. Smulyan’s total proceeds from stock sales daunting in its complexity. Suffice it to say, we believe the number was “very large.” If we have exaggerated, I’m sure Mr. Smulyan will provide the exact dollar amount to set the record straight. We note with curiosity that on pages 3 and 4 above, Mr. Smulyan’s voting control, as a result of stock sales (totaling approximately 650,000 shares, excluding the possible sale of additional shares upon the exercise of options, for purposes for which we can only speculate), had slipped to 49%.

Best-selling author Jim Collins would say it’s time to face the “harsh realities” before a third party does it for us under less desirable conditions of duress. When taken as a whole—whether it’s the market’s appraisal or the use of the discounted present value of cash-flow analysis—it would appear to the most benevolent of observers that Mr. Smulyan’s reign as Sovereign of Emmis should have ended long ago. He has had the opportunity for far too many years to prove whether he’s capable of creating shareholder value. The verdict is uncontestable. At the moment of truth, the disadvantage of absolute power is that it implies absolute responsibility. There is no one else to blame. That’s why ineffective, self-absorbed monarchies often fall in a coup.

It’s time to leave the Dark Ages and fast-forward to modern-day America, a constitutional democracy—not the feudal Europe of centuries ago. America’s founding fathers, in designing its institutional constructs, recognized the wisdom in the words of Lord Acton: “Power corrupts, and absolute power corrupts absolutely.” If there is any misunderstanding, surely Mrs. Bayh, as lead director and politically astute person, can explain the purpose for the system of checks and balances that keeps any one branch of America’s government from overreaching. Mrs. Bayh, for the sake of the majority shareholders, whom you were elected to serve, we implore you to do all within your power to save Mr. Smulyan from his self-destructive feudalist inclinations and the majority shareholders from Mr. Smulyan’s seemingly arbitrary and capricious ways. In perhaps the greatest book ever written on investments, the 1934 edition of Security Analysis, Benjamin Graham noted that few boards throughout modern history have been capable of recognizing when it’s time for change … before it’s too late. Imperviously, they keep making buggy whips or typewriters in a computer era—and retaining ineffective managers—seemingly preferring a slow and agonizing corporate death over forthrightly addressing “harsh realities” and taking appropriate and proactive action.

Mrs. Bayh and other members of the Emmis Board of Directors, in a report that I’m sure most of you have seen, Bank of America analyst Jonathan Jacoby presented one option available to a board of directors to redress the wrongs perpetrated for so many years on the majority shareholders. The headline of a report dated May 15, 2007 (see Exhibit 4 for full report): “The EMMS Conundrum: Estimated Break-Up Value is $20-25, Current Operations Weak, Will Mgmt Look to Reward Investors?”. Moreover, many would argue that you would, at the same time, be looking out for Mr. Smulyan’s long-term best interests. If you can’t enforce your mandate (if that’s what you believe it to be) because the ballot box is stuffed, you can always vote with your feet. One way or another, we trust that you will do everything possible to help Mr. Smulyan come to grips with the harsh reality that his lease on Emmis is up.
Godspeed …

Frank K. Martin, CFA

Senior Partner

Exhibit 1

Andrews, Greg, “Another Smulyan surprise? Exec could take Emmis private,” Indianapolis Business Journal, October 17, 2005.

Schoettle, Anthony, “Emmis fights radio doubt: CEO Smulyan defends his struggling industry as stock price continues to slide,” Indianapolis Business Journal, May 1, 2006.

Andrews, Greg, “Smulyan has dual roles, complicating buyout bid,” Indianapolis Business Journal, May 15, 2006.

Open letter to Jeffrey H. Smulyan from Frank K. Martin included in Martin Capital Management, LLP’s 13D filing dated May 17, 2006.

Ketzenberger, John, “Radio Firm’s CEO faces static over buyout offer,” Indianapolis Star, May 18, 2006.

Staff, IBJ, “Big Hoosier investor fights Smulyan offer,” Indianapolis Business Journal, May 18, 2006.

Andrews, Greg, “Smulyan’s bid exposes firm’s governance flaws,” Indianapolis Business Journal, May 22, 2006.

Welling, Kathryn M. and Frank K. Martin, “Calling Mr. Smulyan’s Bluff: Emmis Bid Tests Institutional Holders’ Will to Buck Imperial CEO,” Welling@Weeden, June 30, 2006.

Martin, Frank, “Unequal Proposition,” Barron’s, July 10, 2006.

Email sent to Emmis Board of Directors from Frank K. Martin on July 10, 2006.

Andrews, Greg, “Smulyan bid puts Emmis board member Bayh in hot seat,” Indianapolis Business Journal, July 10, 2006.

Ketzenberger, John, “Opposite sides of the same coin,” Indianapolis Star, August 8, 2006.

Smith, Erika, “Emmis shares take a hit,” Indianapolis Star, August 8, 2006.

Letter to Susan Bayh from Frank K. Martin dated August 15, 2006.

Schoettle, Anthony, “Investors calling for big changes at Emmis,” Indianapolis Business Journal, August 21, 2006.

Letter to Jeffrey H. Smulyan from Frank K. Martin dated August 29, 2006.

Smith, Erika, “Emmis’ Surprise? $4/share dividend,” Indianapolis Star, September 19, 2006.

Staff, IBJ, “Big Emmis investor says Smulyan’s clout unfair,” Indianapolis Business Journal, January 8, 2007.

Ovide, Shira, “Emmis Investor Seeks End of Dual-Class Stock,” The Wall Street Journal, January 9, 2007.

Ketzenberger, John, “In hindsight, CEO’s bid for Emmis was generous,” Indianapolis Star, January 11, 2007.

Letter to Emmis Board of Directors from Frank K. Martin dated February 6, 2007.

Ketzenberger, John, “Still fighting—from afar,” Indianapolis Star, February 13, 2007.

Open letter to Jeffrey H. Smulyan from Frank K. Martin included in Martin Capital Management, LLP’s amended 13D filing dated April 18, 2007.

Exhibit 3

Emmis History of Value Destruction

IPO (1994) to Current
Net Equity Capital Contributed	$288	(1)
August 31, 2007 Equity Market Value	$237	(2)

Value Created/(destroyed)	$(51)
Internal Rate of Return (IRR)	-0.8%

CONCLUSION: Jeff Smulyan has managed to erode the equity capital entrusted to him by nearly 1% per year over the past 13 years.

Equity Cash Flows Invested at 5%	$670	(3)
August 31, 2007 Equity Market Value	$237

“Opportunity Cost”	$(433)

CONCLUSION: Had equity investors put their money in treasury bills, they would have been better off by a factor of 3x.

**	The poor returns on equity capital are even more notable considering the heavy use of leverage throughout the period in the form of debt and preferred stock.

Supporting Data

	Equity-Related Transactions	Impact on Equity Value	Total Contributed Equity Capital	Debt Capital **	Preferred Capital **	Total Invested Capital	Total Contributed Equity Capital at 5%
1994	Full Equity Value of EMMS at IPO	$150	$150	$92	$—	$242
1995		$—	$150	$152	$—	$302	$158
1996		$—	$150	$124	$—	$274	$165
1997		$—	$150	$115	$—	$265	$174
1998		$—	$150	$231	$—	$381	$182
1999	public equity offering	$182	$332	$577	$—	$909	$373
2000	public equity offering	$384	$716	$300	$140	$1,156	$776
2001		$—	$716	$1,380	$140	$2,236	$815
2002		$—	$716	$1,343	$140	$2,199	$856
2003	public equity offering	$120	$836	$1,195	$140	$2,171	$1,018
2004		$—	$836	$1,200	$140	$2,176	$1,069
2005		$—	$836	$1,180	$140	$2,156	$1,123
2006	share repurchase (dutch tender)	$(398)	$438	$808	$140	$1,386	$781
2007	special $4 dividend	$(150)	$288	$500	$140	$928	$670	(3)

Total Additions to Equity Capital		$836
Total Equity Capital Returned to Shareholders		$(548)

Net Equity Capital Contributed (summation)		$288 (1)
August 31, 2007 Equity Market Value		$237 (2)

Exhibit 4

EQUITY RESEARCH
United States

May 15, 2007

EMMS

$10.16

12-Month Target:

$10.00

Total Return To Target:

(1.6%)

Neutral

Market Cap.	Volatility
$380.0 MM	Extreme

Jonathan A. Jacoby

212.847.5914

jonathan.a.jacoby@bofasecurities.com

Joe Arns, CFA

212.847.5745

joseph.arns@bofasecurities.com

Changes at a glance

(Please see page 2 for additional detail)

•	Rating?	•	Target Price?
	No		No
	Maintain Neutral		Maintain $10.00 Target

•	Revenue (MM)		Prev	Curr
	FY07	No	—	$359.5
	FY08E	No	—	$345.4

•	EPS**		Prev	Curr	P/E
	FY07	No	—	$(0.33)	N/M
	FY08E	No	—	$(0.38)	N/M
	FY09E	No	—	$(0.40)	N/M

*	No Previous Values

= Up; = Down; = No Change. ** These estimates adjusted to account for FAS 123r, Expensing of Employee Stock Options.

Radio & TV Broadcasting

Emmis Communications Corporation

The EMMS Conundrum: Estimated Break-Up Value is $20-25, Current Operations Weak, Will Mgmt Look to Reward Investors?

•

We estimate EMMS’ break-up value at $20-25 per share, underpinned by “beachfront” properties in NYC, L.A. and Chicago. Our break-up analysis suggests that EMMS potentially could fetch $1.8-2.0B for its 23 domestic radio stations. We estimated the sale value for each individual station based upon 1) estimated net revenue; 2) long-term average annual station operating income (SOI); and 3) an estimated range of SOI sale multiples (see charts inside).

•

Current strategy seems to have risk, as EMMS’ size might be a competitive disadvantage and investing in building a software/web business could drag on EBITDA. Our concern on EMMS has always been that its station portfolio is too small and too concentrated. This disadvantage is currently exacerbating EMMS’ poor performance vs. its radio peers. Furthermore, management has given limited color (operationally and financially) on its internet business (it seems EMMS is attempting to build a software solution for radio station websites).

•

Maintain neutral – will management look to unlock the PMV? Or continue on the current path? Mr. Smulyan’s control of the company puts him in charge as to any decisions to unlock the spread between the current equity price and the PMV. At the time he submitted his proposal last year, Mr. Smulyan made it clear that he wouldn’t consider any outside bids for the company. But, perhaps Mr. Smulyan will look to reward investors through sales of some assets and/or make a 2nd attempt at going private (although, we believe that he might need to either bring in a partner or sell a high-price, low cash flow station to offer what the board will consider a fair price).

•	Valuation and Target Price Analysis: Our $10 price target is based upon our DCF and break-up valuation analysis.

•	PORTFOLIO MANAGERS’ SUMMARY: Page 3.

Figure 1: We Estimate the Break-Up Value of EMMS at $20-25/Share

($ in millions, except per share data)

	Low	High
Est. Sale Value of Domestic Radio Stations	1,756	2,034
Est. Remaining Tax Basis	350	350
Est. Taxable Gain	1,406	1,684
Est. Tax Liability @ 41%	576	690

Est. Post-tax Proceeds from Domestic Radio Stations	1,179	1,343
Est. Value of Foreign Radio Assets [1]	75	90
Est. Value of WVUE-TV [2]	50	50
Est. Value of Publishing Assets [3]	30	35
Est. Value of Network Indiana [4]	5	8
Investments and other assets	8	8

Est. Total Sale Proceeds, Net of Taxes	1,347	1,534

Net Debt	437	437
Preferred Stock	144	144

Implied Equity Value	766	953

Diluted Shares Outstanding	38	38

Implied Equity Value per Share	$20	$25

Note: See chart inside for explanation of footnotes. Source: Company reports, Banc of America Securities LLC.

This report has been prepared by Banc of America Securities LLC (BAS), member NASD, NYSE and SIPC. BAS is a subsidiary of Bank of America Corporation. Please see the important disclosures and analyst certification on page 7 of this report. BAS and its affiliates do and seek to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision.

Equity Research
May 15, 2007

Company Data
52-Week Range	$17-8
Market Capitalization (MM)	$380.0
Shares Outstanding (MM)	37.4
Float (MM)	31.7
Short Interest	21.4%
Average Daily Volume	398,262
Dividend/Yield	None
12/06 ROE/ROIC	N/M/4.5%
Exchange-Traded Funds
Convertibles	NO
Proj. 3-Yr. EPS Growth Rate

Balance Sheet (12/06)
Net Cash/Share	N/A
Book Value/Share	$6.34
Price/Book Value	1.6	x
Debt/Cap.	69.8%

Emmis Communications Corporation

Estimates (FYE Feb)	2007A	2008E		2009E
		Prev	Curr	Prev	Curr
EPS*
1Q (May)	$(0.07)	—	$(0.12)	—
2Q (Aug)	0.05	—	(0.02)	—
3Q (Nov)	(0.09)	—	(0.01)	—
4Q (Feb)	(0.23)	—	(0.23)	—
Fiscal Year	$(0.33)	—	$(0.38)	—	$(0.40)
First Call Mean			$0.19		$0.40

Calendar Year	$(0.33)	—	$(0.38)	—
P/E	N/M		N/M		N/A
—

Revenue (MM)
1Q (May)	$89.8	—	$85.2	—
2Q (Aug)	99.9	—	94.9	—
3Q (Nov)	91.2	—	88.0	—
4Q (Feb)	78.6	—	77.3	—
Fiscal Year	$359.5	—	$345.4	—	$352.9
First Call Mean			$369.7		$379.4

*	These estimates adjusted to account for FAS 123r, Expensing of Employee Stock Options. First Call Mean estimates might not have been similarly adjusted.

Top Picks	Company Description
Clear Channel Communications, Inc. (CCU, $37.81, B, $42.00 Target)	• Emmis' 23 domestic radio stations serve the largest markets—including NY, LA, and Chicago. The company also owns one TV station, a publishing operation, and foreign radio businesses.

Least Favorites	Sector View
Sirius Satellite Radio Inc. (SIRI, $2.73, N, $2.75 Target)	• Audience erosion will continue to cap top-line growth over the next decade, whether radio "goes Google" or not.

2	Emmis Communications Corporation
Jonathan A. Jacoby 212.847.5914

Equity Research
May 15, 2007

Portfolio Managers’ Summary

•	Our 12-month thesis on the stock. Estimated break-up value is $20-25, but it's unlikely that current shareholders can capture the spread between this value range and the current share price.

•

Our call today in a nutshell. Maintain Neutral—EMMS' cash flow continues to decline as audience levels in NYC and L.A. have yet to bottom. And although the company's "beachfront" properties suggest a break-up value of $20-25 per share, Mr. Smulyan's control of the company makes its unlikely that current investors will realize most of the spread between the current share price and our break-up valuation.

•	Upcoming catalysts. Audience ratings following format/talent/salesforce changes in New York and L.A.

•	12-month valuation. Our $10 price target is based upon our DCF and break-up valuation analysis.

•	Risks to our call. EMMS' fundamentals improve significantly; the company decides to break apart; or fundamentals deteriorate and the company is faced with financial distress.

Investment Considerations

The EMMS Conundrum: PMV is $20-25 per share, current operational strategy could result in earnings disappointments in the near-term…How and when will shareholders capture the PMV spread?

Maintain neutral rating – estimated break-up value is $20-25 per share, but it is unlikely that current shareholders will reap most of the potential reward. Although the company’s “beachfront” properties suggest a break-up value of $20-25 per share, Mr. Smulyan’s control of the company makes it unlikely that current investors will realize most of the spread between the current share price and our breakup valuation. Mr. Smulyan controls ~70% of the shareholder vote. At the time he submitted his proposal last year to take the company private at $15.25/share, Mr. Smulyan made it clear that he wouldn’t consider any outside bids for the company. Shareholders still could benefit if Mr. Smulyan pursues some radio station sales and/or makes a second attempt at taking the company private — but we caution investors that there are issues with respect to Mr. Smulyan’s ability/willingness to implement a successful takeout. In our view, Mr. Smulyan would have to either 1) bring in a partner to help finance an offer that the board will consider to be fair; or 2) sell off large market stations with modest cash flow at high multiples (e.g., WQCD-FM in NYC could fetch up to $250M despite generating only ~$10M in cash flow — acquirers looking to make a “stick” purchase are more concerned with cash flow potential under a new format then current cash flow.).

The current strategy carries risk, as EMMS’ size might be a competitive disadvantage and investing in building a software/web business could drag on EBITDA. Our concern on EMMS has always been that its station portfolio is too small and too concentrated. This disadvantage is currently exacerbating EMMS’ poor performance vs. its radio peers. Furthermore, management has given limited color (operationally and financially) on its internet business (it seems EMMS is attempting to build a software solution for radio station websites).

Emmis Communications Corporation	3
Jonathan A. Jacoby 212.847.5914

Equity Research
May 15, 2007

And this is the EMMS conundrum — how do current holders unlock the private market value of this company? Will they be forced to wait and see if management can find the right formula in NYC, L.A. and Chicago & have success with their online investments? The high degree of uncertainty keeps us NEUTRAL on the shares.

We estimate EMMS’ break-up value at $20-25 share, underpinned by “beachfront” properties in NYC, L.A. and Chicago. Our break-up analysis suggests that EMMS potentially could fetch $1.8-2.0B for its 23 domestic radio stations. We estimated the sale value for each individual station based upon 1) estimated net revenue; 2) long-term average annual station operating income (SOI); and 3) an estimated range of SOI sale multiples (see charts below).

Figure 2

We Estimate the Break-Up Value of EMMS at $20-25/Share

($ in millions, except per share data)

	Low	High
Est. Sale Value of Domestic Radio Stations	1,756	2,034
Est. Remaining Tax Basis	350	350

Est. Taxable Gain	1,406	1,684
Est. Tax Liability @ 41%	576	690

Est. Post-tax Proceeds from Domestic Radio Stations	1,179	1,343
Est. Value of Foreign Radio Assets [1]	75	90
Est. Value of WVUE-TV [2]	50	50
Est. Value of Publishing Assets [3]	30	35
Est. Value of Network Indiana [4]	5	8
Investments and other assets	8	8

Est. Total Sale Procceds, Net of Taxes	1,347	1,534

Net Debt	437	437
Preferred Stock	144	144

Implied Equity Value	766	953

Diluted Shares Outstanding	38	38

Implied Equity Value per Share	$20	$25

1)	Based on a sale multiple of 10-12x annual SOI.
2)	Based on a sale multiple of 12-14x annual SOI.
3)	Based on a sale multiple of 7-8x annual SOI.
4)	Based on a sale multiple of 5-8x annual SOI.

Source: Company reports, Banc of America Securities LLC estimates.

4	Emmis Communications Corporation
Jonathan A. Jacoby 212.847.5914

Equity Research
May 15, 2007

Figure 3

We Estimate the Value of EMMS’ 23 Domestic Radio Stations at $1.8-2.0B

($ in millions)

Market	Station	Format	CY 2006 Est. Revenue		Est. SOI Margin		Estimated SOI		Est. SOI Multiple				Estimated PMV
			Gross [1]	Net [2]	Current	LT Avg.	Current	LT Avg.	Low		High		Low	High
New York, NY (3)	WQCD-FM	Smooth Jazz	14.8	13.0	28% - 33%	53%	3.6 - 4.2	10.1	20.0	x	23.0	x	202	232
	WQHT-FM	Hip-Hop	31.9	28.1	45% - 50%	53%	12.6 - 14.0	16.3	14.0	x	16.0	x	228	261
	WRKS-FM	Classic Soul/Today’s R&B	35.5	31.2	43% - 48%	53%	13.3 - 14.8	19.0	12.0	x	14.0	x	228	266

Los Angeles, CA (2)	KPWR-FM	Hip-Hop	50.0	44.0	45% - 50%	53%	19.8 - 22.0	25.5	12.0	x	14.0	x	306	357
	KMVN-FM	Rythmic AC	20.7	18.2	30% - 35%	53%	5.5 - 6.4	13.6	15.0	x	17.0	x	204	231

Chicago, IL (2)	WKQX-FM	Alternative Rock	14.2	12.5	5% - 15%	50%	0.6 - 1.9	11.2	12.0	x	14.0	x	135	157
	WLUP-FM	Classic Rock	13.6	12.0	5% - 15%	50%	0.6 - 1.8	10.8	12.0	x	14.0	x	129	151

St. Louis, MO (4)	KFTK-FM	Talk	4.5	4.0	40% - 45%	43%	1.6 - 1.8	1.7	12.0	x	14.0	x	20	24
	KIHT-FM	Classic Hits	8.3	7.3	40% - 45%	43%	2.9 - 3.3	3.1	12.0	x	14.0	x	37	43
	KPNT-FM	Alternative Rock	6.5	5.7	40% - 45%	43%	2.3 - 2.6	2.4	12.0	x	14.0	x	29	34
	KSHE-FM	Album Oriented Rock	11.6	10.2	40% - 45%	43%	4.1 - 4.6	4.3	12.0	x	14.0	x	52	61

Indianapolis, IN (4)	WIBC-AM	News/Talk/Sports	9.2	8.1	38% - 43%	40%	3.0 - 3.4	3.2	12.0	x	14.0	x	39	45
	WLHK-FM	Country	3.2	2.8	-5% - 0%	40%	(0.1) - 0.0	1.9	9.0	x	11.0	x	17	21
	WNOU-FM	Contemporary Hit Radio	4.1	3.6	40% - 45%	43%	1.4 - 1.6	1.5	12.0	x	14.0	x	18	21
	WYXB-FM	Soft Adult Contemporary	5.8	5.1	40% - 45%	43%	2.0 - 2.3	2.2	12.0	x	14.0	x	26	30

Austin, TX (6)	KBPA-FM	Adult Hits	3.5	3.0	40% - 45%	43%	1.2 - 1.4	1.3	12.0	x	14.0	x	8	9	(3)
	KDHT-FM	Hip-Hop	3.7	3.3	40% - 45%	43%	1.3 - 1.5	1.4	12.0	x	14.0	x	8	10	(3)
	KGSR-FM	Adult Album Alternative	5.8	5.1	40% - 45%	43%	2.0 - 2.3	2.2	12.0	x	14.0	x	13	15	(3)
	KLBJ-AM	News/Talk	7.2	6.3	38% - 43%	40%	2.4 - 2.7	2.5	12.0	x	14.0	x	15	18	(3)
	KLBJ-FM	Album Oriented Rock	7.0	6.2	40% - 45%	43%	2.5 - 2.8	2.6	12.0	x	14.0	x	16	18	(3)
	KROX-FM	Alternative Rock	4.8	4.2	40% - 45%	43%	1.7 - 1.9	1.8	12.0	x	14.0	x	11	13	(3)

Terre Haute, IN (2)	WTHI-FM	Country	2.3	2.0	38% - 43%	40%	0.7 - 0.8	0.8	12.0	x	14.0	x	10	11
	WWVR-FM	Classic Rock	1.1	0.9	38% - 43%	40%	0.3 - 0.4	0.4	12.0	x	14.0	x	4	5
		Total	269.1	236.8			85.4 98.5	139.9					1,756	2,034

1)	Based on BIA Financial Network estimates.
2)	Assumes ad agency and national sales rep fees amount to ~12% of gross revenue.
3)	Reflects EMMS’ 50.1% interest in the Austin cluster.

Source: BIA Financial Network, Company reports, Banc of America Securities LLC estimates.

Emmis Communications Corporation	5
Jonathan A. Jacoby 212.847.5914

Equity Research
May 15, 2007

Figure 4

EMMS Earnings Model

($ in millions, except per share data)

EMMS Quarterly Model In $ MM except per share data	FY2005	FY2006	FY1Q07 5/30/06	FY2Q07 8/31/06	FY3Q07 11/30/06	FY4Q07 2/28/07	FY2007	FY1Q08E 5/30/07	FY2Q08E 8/31/07	FY3Q08E 11/30/07	FY4Q08E 2/28/08	FY2008E	FY2009E
Radio	$295.0	$301.3	$68.8	$79.1	$66.7	$57.3	$271.9	$64.2	$74.1	$63.5	$56.0	$257.8	$263.5
Television	264.9
Publishing	77.7	86.8	21.0	20.8	24.5	21.3	87.6	21.0	20.8	24.5	21.3	87.6	89.4

Net Revenues	$637.6	$388.1	$89.8	$99.9	$91.2	$78.6	$359.5	$85.2	$94.9	$88.0	$77.3	$345.4	$352.9
Radio	168.6	175.5	43.0	47.2	41.1	43.0	174.3	46.0	50.5	42.5	44.5	183.4	189.1
Television	161.1
Publishing	67.9	78.8	19.5	18.3	20.0	20.6	78.4	19.5	18.3	20.0	20.6	78.4	80.0

Total Station OpEx (excl non-cash comp)	397.6	254.3	62.5	65.5	61.1	63.6	252.7	65.5	68.8	62.4	65.1	261.8	269.2
Radio SOI	126.4	125.8	25.8	31.9	25.6	14.3	97.6	18.2	23.6	21.1	11.5	74.4	74.4
Television SOI	103.7
Publishing OCF	9.8	8.0	1.5	2.5	4.5	0.7	9.2	1.5	2.5	4.5	0.7	9.2	9.4

Total SOI	240.0	133.8	27.3	34.4	30.2	15.0	106.8	19.7	26.1	25.6	12.2	83.6	83.7
Corporate Expenses	30.8	31.6	5.5	7.1	7.3	6.1	26.0	5.5	5.5	5.5	5.5	22.0	23.0
Noncash Compensation	16.9	9.3	2.5	2.1	2.0	1.3	7.7	2.0	2.0	2.0	2.0	8.0	8.0

EBITDA	192.3	92.9	19.3	25.2	20.9	7.7	73.1	12.2	18.6	18.1	4.7	53.6	52.7
Depreciation & Amortization	46.6	17.4	3.3	3.2	3.4	3.4	13.3	3.4	3.4	3.4	3.4	13.6	13.6

Operating Income	145.7	75.5	16.0	22.0	17.5	4.3	59.7	8.8	15.2	14.7	1.3	40.0	39.1
Interest Expense (Income)	66.7	67.5	12.6	11.6	9.5	9.5	43.2	10.6	10.2	10.1	10.2	41.1	41.2
Loss (Gain) on Sale of Assets	2.6	0.0	0.0	0.0	0.0	(0.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Expense (Income)	(0.9)	44.5	2.5	0.1	8.1	2.7	13.5	0.0	0.0	0.0	0.0	0.0	0.0
Loss from Unconsolidated Affiliates (Income)	0.3	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Minority Interest Expense (Income)
Pre-tax Income	76.1	(36.4)	0.9	10.4	(0.2)	(8.0)	3.1	(1.8)	5.0	4.6	(8.9)	(1.1)	(2.1)
Income Tax Expense (Benefit)	31.6	(15.4)	0.0	4.5	0.5	(3.0)	2.0	(0.7)	2.0	1.9	(3.6)	(0.5)	(0.9)
Minority Interest Expense (Income), Net of Tax		3.0	1.2	1.6	0.7	1.2	4.6	1.2	1.6	0.7	1.2	4.7	4.9
Preferred Dividend	9.0	9.0	2.2	2.2	2.2	2.2	9.0	2.2	2.2	2.2	2.2	9.0	9.0
Net Income from Continuing Operations	33.6	(33.1)	(2.5)	2.0	(3.5)	(8.4)	(12.5)	(4.5)	(0.9)	(0.2)	(8.7)	(14.3)	(15.1)
Diluted EPS (FAS 123R Adjusted)	$0.44	$(0.92)	$(0.07)	$0.05	$(0.09)	$(0.23)	$(0.33)	$(0.12)	$(0.02)	$(0.01)	$(0.23)	$(0.38)	$(0.40)
Discontinued Operations	2.2	382.5	8.9	108.0	4.4	(4.3)	117.0
Net Income (Loss)	35.8	349.4	6.4	110.0	0.9	(12.7)	104.6
Extraordinary Item	(400.0)	44.3	0.0	0.0	0.0	0.0	0.0
Tax Adjustment for Extraordinary Item	14.2	(18.2)	0.0	0.0	0.0	0.0	0.0
Net Income w/ Extraordinary	(350.0)	375.6	6.4	110.0	0.9	(12.7)	104.6
EPS w/ Extraordinary	$(6.23)	$8.76	$0.17	$2.95	$0.02	$(0.34)	$2.81
FDS	56.2	42.9	37.1	37.3	37.3	37.4	37.3	37.4	37.4	37.4	37.4	37.4	37.4

EBITDA	192.3	92.9	19.3	25.2	20.9	7.7	73.1	12.2	18.6	18.1	4.7	53.6	52.7
Less: Interest Expense	66.7	67.5	12.6	11.6	9.5	9.5	43.2	10.6	10.2	10.1	10.2	41.1	41.2
Less: Preferred Dividends	9.0	9.0	2.2	2.2	2.2	2.2	9.0	2.2	2.2	2.2	2.2	9.0	9.0
Less: Cash Taxes	0.6	5.0	0.6	0.4	5.4	0.9	7.3	0.0	0.0	0.0	0.0	0.0	0.0
Less: Minority Interest	2.5	3.0	1.2	1.6	0.7	1.2	4.6	1.2	1.6	0.7	1.2	4.7	4.9
Less: Capex	25.2	12.8	1.6	0.6	1.1	3.0	6.3	1.6	0.6	1.2	3.1	6.4	6.5
Plus: Book FCF from Discontinued Ops.		0.0	8.9	2.3	(0.4)	(4.3)	6.5	0.3	0.3	0.3	0.3	1.0	1.6

Book Free Cash Flow	88.4	(4.5)	10.0	11.2	1.5	(13.5)	9.3	(3.2)	4.2	4.1	(11.8)	(6.6)	(7.3)
Book FCF Per Share	$1.57	$(0.11)	$0.27	$0.30	$0.04	$(0.36)	$0.25	$(0.08)	$0.11	$0.11	$(0.32)	$(0.18)	$(0.19)
EBITDA to Book FCF Conversion	46.0%	NM	52.1%	44.4%	7.2%	NM	12.7%	NM	22.7%	22.8%	NM	NM	NM

Statutory Tax Rate	40.0%	42.0%	41.0%	41.0%	41.0%	41.0%	41.0%	41.0%	41.0%	41.0%	41.0%	41.0%	41.0%
Less: Statutory Taxes for Continuing Ops.	(30.4)	15.3	(0.4)	(4.2)	0.0	0.0	(4.6)	0.0	(2.0)	(1.9)	0.0	(3.9)	(4.0)
Add Back: Cash Taxes	0.6	5.0	0.6	0.4	5.4	0.9	7.3	0.0	0.0	0.0	0.0	0.0	0.0
Less: Tax Adjustment for Discontinued Ops.		0.0	(3.3)	(1.6)	(0.8)	0.0	(5.7)	(0.2)	(0.2)	(0.2)	(0.2)	(0.8)	(0.8)
Tax Adjusted FCF	58.6	15.8	7.0	5.7	6.1	(12.6)	6.2	(3.4)	2.0	2.1	(12.0)	(11.3)	(12.1)
Tax Adjusted FCF per share	$1.04	$0.37	$0.19	$0.15	$0.16	$(0.34)	$0.17	$(0.09)	$0.05	$0.05	$(0.32)	$(0.30)	$(0.32)

GROWTH
Net Revenue	7.1%	NM	-5.7%	-7.4%	-9.3%	-6.9%	-7.4%	-5.1%	-5.0%	-3.5%	-1.7%	-3.9%	2.2%
Net Radio	4.3%	2.1%	-8.4%	-9.1%	-12.3%	-9.1%	-9.7%	-6.7%	-6.4%	-4.8%	-2.3%	-5.2%	2.2%
PF Domestic Radio Revenue	1.0%	2.9%	-7.9%	-7.6%	-11.5%	-9.0%	-8.9%	-8.0%	-8.0%	-6.0%	-4.0%	-6.7%	1.9%
Pro Forma Revenue (ex. TV)	6.8%	5.3%	-4.1%	-5.0%	-7.3%	-4.8%	-5.3%	-5.1%	-5.0%	-3.5%	-1.7%	-3.9%	2.2%
Net SOI (excl. non-cash comp)	8.5%	NM	-19.7%	-18.2%	-21.1%	-23.2%	-20.2%	-27.8%	-24.1%	-15.1%	-18.8%	-21.8%	0.2%
Pro Forma Radio SOI (excl. non-cash comp)	2.7%	-0.1%	-19.1%	-18.9%	-21.3%	-28.0%	-21.0%	-29.3%	-26.0%	-17.8%	-19.7%	-23.8%	0.0%
Pro Forma SOI (ex. TV and non-cash comp)	9.7%	-1.4%	-17.7%	-16.0%	-19.0%	-26.2%	-18.9%	-27.8%	-24.1%	-15.1%	-18.8%	-21.8%	0.2%
Pro Forma Domestic Radio OpEx	2.3%	5.3%	5.5%	6.5%	-0.5%	3.0%	3.7%	7.0%	7.0%	3.0%	3.0%	5.1%	3.0%
Pro Forma Total Opex (ex. TV & non-cash comp)	7.2%	9.3%	3.3%	2.1%	-0.2%	2.1%	1.8%	4.7%	5.0%	2.3%	2.4%	3.6%	2.8%
Pro Forma Total Opex (ex. TV & inc. non-cash comp)	5.3%	7.9%	2.9%	2.0%	-0.7%	1.3%	1.4%	3.8%	4.5%	1.9%	2.5%	3.2%	2.8%
EBITDA	10.8%	NM	-18.6%	-23.1%	-29.8%	15.5%	-21.3%	-36.7%	-26.3%	-13.5%	-39.0%	-26.7%	-1.6%
MARGIN
Pro Forma Radio SOI	43.2%	42.2%	37.5%	40.3%	38.4%	24.9%	35.9%	28.4%	31.9%	33.2%	20.5%	28.9%	28.2%
EBITDA	30.2%	23.9%	21.5%	25.3%	22.9%	9.8%	20.3%	14.3%	19.6%	20.5%	6.1%	15.5%	14.9%
Fas 123 Adjusted EBITDA	30.2%	21.1%	21.5%	25.3%	22.9%	9.8%	20.3%	14.3%	19.6%	20.5%	6.1%	15.5%	14.9%

Source: Company reports, Banc of America Securities LLC estimates

6	Emmis Communications Corporation
Jonathan A. Jacoby 212.847.5914

Equity Research
May 15, 2007

REG AC—ANALYST CERTIFICATION

The primary research analyst whose name appears in this research report certifies the following: (1) that all of the views expressed in this research report accurately reflect his or her personal views about any and all of the subject securities or issuers; and (2) that no part of the research analyst's compensation was, is, or will be directly or indirectly related to the specific recommendations or views expressed by the research analyst in this research report.

IMPORTANT DISCLOSURES

Banc of America Securities LLC (BAS) and Banc of America Securities Limited (BASL)

Stock Rating System

The rating system is based on a stock's forward -12-month expected total return (price appreciation plus dividend yield). The prospective rates of return that help define the Buy, Neutral and Sell ranges are subject to change from time to time, corresponding with changes in prospective rates of return on competing investments. The specific volatility levels that divide our stocks into low, medium, high, and extreme ranges are subject to change from time to time, corresponding with changes in the volatility of benchmark indexes and the companies that comprise them.

Volatility			Ratings
			Buy		Neutral	Sell
Low	0	%-25%	11	%+	10.9%-0.1%	0% or worse
Medium	25	%-35%	15	%+	14.9%-(2.9)%	(3)% or worse
High	35	%-55%	20	%+	19.9%-(6.9)%	(7)% or worse
Extreme	55	%+	32	%+	31.9%-(14.9)%	(15)% or worse

Source for volatility: Bloomberg.

Rating Distribution*

Global Coverage Coverage Universe	Companies	Pct.	Investment Banking Clients	Companies	Pct.**
Buy	374	41	Buy	302	81
Hold	495	55	Hold	359	73
Sell	34	4	Sell	29	85

Technology/Media/Telecom Services Sector Coverage Universe	Companies	Pct.	Investment Banking Clients	Companies	Pct.**
Buy	79	42	Buy	59	75
Hold	102	54	Hold	74	73
Sell	8	4	Sell	7	88

*	For the purposes of this Rating Distribution, “Hold” is equivalent to our “Neutral” rating.
**	Percentage of companies in each rating group that are investment banking clients.

As of 05/01/2007.

The analysts and associates responsible for preparing this research report receive compensation that is based on various factors, including the total revenue of BAS and its affiliates, a portion of which is generated by investment banking business. They do not receive compensation based on revenue from any specific investment banking transaction.

BAS and BASL prohibit analysts and members of their households from maintaining a financial interest in the securities or options of any company that the analyst covers or that falls within the analyst’s coverage sector except in limited circumstances (for securities and options acquired prior to July 9, 2002), as permitted by the New York Stock Exchange and the NASD. Stock ownership in the companies mentioned in this report by the analyst who has prepared this report and members of his or her household is disclosed below. The absence of such disclosure means that the analyst(s) preparing this

Emmis Communications Corporation	7
Jonathan A. Jacoby 212.847.5914

Equity Research
May 15, 2007

report (including members of his or her household) does not have any direct stock ownership in companies mentioned in this report. BAS and BASL also permit analysts and members of their households to own diversified mutual funds and to maintain financial interests in funds and other private investments that may include companies in a sector that the analyst covers if the person acquired the financial interest prior to July 9, 2002.

BAS and BASL policy prohibits research personnel from disclosing a rating, recommendation or investment thesis for review by an issuer prior to the publication of a research report containing such rating, recommendation or investment thesis. Materials prepared by BAS and BASL research personnel are based on public information.

With the exception of members of research management named on the directory located at www.bofa.com/login or on the back page of this report, the persons listed on this directory have the title of "research analyst." Any other contributors named on the front cover of this research report but not shown on this directory have the title "research associate."

For applicable current disclosures, please call us at 1-888-583-8900 and ask for your BAS representative, or write us at Banc of America Securities LLC, Attn. Compliance Department, 40 West 57th Street, New York, NY 10019, or visit our website at www.bofa.com/login, containing all applicable current disclosures. If you do not have a username or password, please contact your BAS representative or call the number above.

Further information on any security or financial instrument mentioned herein is available upon request.

Company—Specific Disclosures

BAS currently makes a market in the equity securities of this company: Emmis Communications Corporation; Sirius Satellite Radio Inc.

This company, its subsidiaries and/or its affiliates are (is) or have (has) been a client of BAS in the previous 12 months. During this period, BAS has performed investment banking services for this company, its subsidiaries and/or its affiliates and has received compensation for those services: Emmis Communications Corporation; Clear Channel Communications, Inc.; Sirius Satellite Radio Inc.

BAS and/or its affiliates expect(s) to receive, or intend(s) to seek, compensation during the next three months for investment banking services from this company, its subsidiaries and/or its affiliates: Emmis Communications Corporation; Clear Channel Communications, Inc.; Sirius Satellite Radio Inc.

BAS and/or its affiliates beneficially own 1% or more of a class of common equity securities of this company: Clear Channel Communications, Inc.

This company, its subsidiaries and/or its affiliates are (is) or have (has) been a client of BAS in the previous 12 months. During this period, BAS has performed non-securities services for this company, its subsidiaries and/or its affiliates and has received compensation for those services: Emmis Communications Corporation; Clear Channel Communications, Inc.; Sirius Satellite Radio Inc.

Emmis Communications Corporation (EMMS)

Target Price, Valuation Method, Risk Factors

Target Price:	$10.00
Valuation Method Used To Reach Target Price:	Our $10 price target is based upon our DCF and break-up valuation analysis.

Risk Factors:

1	Decline in popularity of certain Urban radio formats

2	Vulnerable to an advertising slowdown

8	Emmis Communications Corporation
Jonathan A. Jacoby 212.847.5914

Equity Research
May 15, 2007

Clear Channel Communications, Inc. (CCU)

Target Price, Valuation Method, Risk Factors

Target Price:	$42.00
Valuation Method Used To Reach Target Price:	Our TP of $42 is based on a sum-of-the-parts EBITDA valuation assuming 5x leverage and value creating asset sales.

Risk Factors:

1	Shareholders accept the current $39 offer (or a slightly sweetened offer)

2	Private market multiples contract

3	Public market outdoor multiples decline

Sirius Satellite Radio Inc. (SIRI)

Target Price, Valuation Method, Risk Factors

Target Price:	$2.75
Valuation Method Used To Reach Target Price:	Our $2.75 TP is based on tax-adjusted DCF and the probability that the XM/Sirius merger is completed.

Risk Factors:

1	Failure to obtain regulatory approvals for the merger with XM.

Emmis Communications Corporation	9
Jonathan A. Jacoby 212.847.5914

Equity Research
May 15, 2007

10	Emmis Communications Corporation
Jonathan A. Jacoby 212.847.5914

Equity Research
May 15, 2007

Emmis Communications Corporation	11
Jonathan A. Jacoby 212.847.5914

Equity Research
May 15, 2007

Disclaimers

This report has been prepared independently of any issuer of securities mentioned herein and not in connection with any proposed offering of securities or as agent of any issuer of any securities. None of BAS, BASL, their affiliates or their analysts (collectively, BofA) have any authority whatsoever to make any representation or warranty on behalf of the issuer(s). This report is provided for information purposes only and is not an offer or a solicitation for the purchase or sale of any financial instrument. Any decision to purchase or subscribe for securities in any offering must be based solely on existing public information on such security or the information in the prospectus or other offering document issued in connection with such offering, and not on this report.

For securities recommended in this report in which BofA is not a market maker, BofA usually provides bids and offers and may act as principal in connection with such transactions. BofA is a regular issuer of traded financial instruments linked to securities that may have been recommended in this report. BofA may hold, at any time, a trading position (long or short) in the shares of the subject company(ies) discussed in this report. BofA may engage in securities transactions in a manner inconsistent with this research report and, with respect to securities covered by the report, will buy or sell from customers on a principal basis.

Securities recommended, offered or sold by BofA are not insured by the Federal Deposit Insurance Corporation, are not deposits or other obligations of any insured depository institution (including Bank of America, N.A.) and are subject to investment risks, including the possible loss of the principal amount invested. The information contained in this report (with the exception of the information set forth under the captions "Regulation AC Certification" and "Important Disclosures") has been obtained from and is based on sources believed to be reliable, we do not guarantee its accuracy, and it may be incomplete or condensed. All opinions, projections and estimates constitute the judgment of the author as of the date of the report and are subject to change without notice. Prices also are subject to change without notice. BofA's ability to publish research on the subject company(ies) in the future is subject to applicable quiet periods.

Investing in non-U.S. securities, including ADRs, may entail certain risks. The securities of non-U.S. issuers may not be registered with, nor be subject to, the reporting requirements of the U.S. Securities and Exchange Commission. There may be limited information available on foreign securities. In general, foreign companies are not subject to uniform audit and reporting standards, practices and requirements comparable to those of U.S. companies. In addition, exchange rate movements may have an adverse effect on the value of an investment in a foreign stock and its corresponding dividend payment for U.S. investors. Net dividends to ADR investors are estimated, using withholding tax rate conventions, deemed accurate, but investors are urged to consult their tax advisor for exact dividend computations. Investors who have received this report from BAS or an affiliate may be prohibited in certain states or other jurisdictions from purchasing securities mentioned in this report from BAS or its affiliate(s).

Investments in general, and derivatives (that is, options, futures, warrants, and contracts for differences) in particular, involve numerous risks, including, among others, market risk, counterparty default risk and liquidity risk. Derivatives are not suitable investments for all investors, and an investor may lose all principal invested and, in some cases, may incur unlimited losses. It may be difficult to sell an investment and to obtain reliable information about its value or the risks to which it is exposed. Exchange Traded Funds (ETFs) are subject to risks similar to those of stocks. Investment returns will fluctuate and are subject to market volatility, so that an investor's shares, when redeemed or sold, may be worth more or less than their original cost. To obtain a copy of an ETF's prospectus or a product description, please ask a BAS or affiliate representative. Past performance of securities, loans or other financial instruments is not indicative of future performance.

This report is not prepared as or intended to be investment advice and is issued without regard to the specific investment objectives, financial situation or particular needs of any specific recipient. In the event that the recipient received this report pursuant to a contract between the recipient and BAS for the provision of research services for a separate fee, and in connection therewith BAS may be deemed to be acting as an investment adviser, such status relates, if at all, solely to the person with whom BAS has contracted directly and does not extend beyond the delivery of this report (unless otherwise agreed specifically in writing by BAS). BAS is and continues to act solely as a broker-dealer in connection with the execution of any transactions, including transactions in any securities mentioned in this report. Neither BAS, BASL nor any officer or employee of BAS, BASL or any affiliate thereof accepts any liability whatsoever for any direct, indirect or consequential damages or losses arising from any use of this report or its contents.

BofA does not provide tax advice. Accordingly, any statements contained herein as to tax matters were neither written nor intended by the sender or BofA to be used and cannot be used by any taxpayer for the purpose of avoiding tax penalties that may be imposed on such taxpayer. If any person uses or refers to any such tax statement in promoting, marketing or recommending a partnership or other entity, investment plan or arrangement to any taxpayer, then the statement expressed above is being delivered to support the promotion or marketing of the transaction or matter addressed and the recipient should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything herein to the contrary, any party hereto (and any of its employees, representatives and other agents) may disclose to any and all persons, without limitation of any kind the tax treatment or tax structure of this transaction.

With the exception of information regarding BAS, BASL and their affiliates, materials prepared by BAS and BASL research personnel are based on public information. Facts and views presented in this material have not been reviewed by, and may not reflect information known to, professionals in other business areas of BAS, BASL and their affiliates, including investment banking personnel.

To European and Asian Customers: This report is distributed in Europe by BASL and in Asia by Banc of America Securities Asia Limited.

To U.S. Customers: BAS has accepted responsibility for the distribution of this report in the United States to BAS clients, but not to the clients of its affiliate, Banc of America Investment Services, Inc. (BAI). Transactions by U.S. persons (other than BAI and its clients) in any security discussed herein must be carried out through BAS. BAS provides research to its affiliate, BAI. BAI is a registered broker-dealer, member NASD and SIPC, and is a nonbank subsidiary of Bank of America N.A.

To U.K. Customers: This document has been approved for distribution in the United Kingdom by BASL, which is authorized and regulated by the Financial Services Authority for the conduct of investment business in the United Kingdom. Prices, values or income ascribed to investments in this report may fall against your interests. The investments may not be suitable for you, and if in any doubt, you should seek advice from an investment advisor. Changes in rates of exchange may have an adverse effect on the value, price or income from an investment. Levels and basis for taxation may change. The protection provided by the U.K. regulatory regime, including the Financial Services Scheme, do not apply in general to business coordinated by BAS or its affiliates from an office outside of the United Kingdom.

These disclosures should be read in conjunction with the BASL general policy statement on the handling of research conflicts-available upon request.

To German Customers: In Germany, this report should be read as though BAS or BASL, as applicable, has acted as a member of a consortium that has underwritten the most recent offering of securities during the past five years for companies covered in this report and holds 1% or more of the share capital of such companies.

To Canadian Customers: The contents of this report are intended solely for the use of, and only may be issued or passed on to, persons to whom BAS is entitled to distribute this report under applicable Canadian securities laws. In the province of Ontario, any person wishing to effect a transaction should do so with BAS, which is registered as an International Dealer. With few exceptions, BAS only may effect transactions in Ontario with designated institutions in foreign securities as such terms are defined in the Securities Act (Ontario).

To Hong Kong Customers: Any Hong Kong person wishing to effect a transaction in any securities discussed in this report should contact Banc of America Securities Asia Limited.

To Customers in Other Countries: This report, and the securities discussed herein, may not be eligible for distribution or sale in all countries or to certain categories of investors. In general, this report may be distributed only to professional and institutional investors.

This report may not be reproduced or distributed by any person for any purpose without the prior written consent of BAS. Please cite source when quoting. All rights are reserved.

12	Emmis Communications Corporation
Jonathan A. Jacoby 212.847.5914

Equity Research
May 15, 2007

BAS (United States)	BASL (United Kingdom)	BASAL (Hong Kong)
Banc of America Securities LLC	Banc of America Securities Limited	Banc of America Securities Asia Limited

9 West 57th Street	5 Canada Square	Bank of America Tower
New York, New York 10019	London E14 5AQ, England	2nd Floor, Hong Kong
Tel. Contact: 212-583-8000	Tel. Contact: +44 20 7174 4000	Tel. Contact: 852-2847-6175

600 Montgomery Street
San Francisco, California 94111	Equity Web Site: www.bofa.com/login
Tel. Contact: 415-627-2000	Bloomberg: Type BOAX [GO]
First Call: www.firstcall.com
100 North Tryon Street	Reuters: www.reuters.com
Charlotte, North Carolina 28255	TheMarkets.com: www.themarkets.com
Tel. Contact: 888-279-3457	For access, please contact your sales representative.

© 2007 Bank of America Corporation

Emmis Communications Corporation	13
Jonathan A. Jacoby 212.847.5914